StoneMor Partners L.P.

Cornerstone Family Services of West Virginia Subsidiary, Inc.

3600 Horizon Boulevard

Trevose, PA 19053

VIA EDGAR

June 2, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	StoneMor Partners L.P.

Cornerstone Family Services of West Virginia Subsidiary, Inc.

Registration Statement on Form S-4

File No. 333-235638

Initially Filed December 20, 2019

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, StoneMor Partners L.P. and Cornerstone Family Services of West Virginia Subsidiary, Inc. (collectively, the “Issuers”), hereby request acceleration of the effective time of the Registration Statement on Form S-4 (File No. 333-235638), to June 4, 2020 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Issuers hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Issuers may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Thomas G. Spencer, Esq. of Duane Morris LLP, our legal counsel, at (215) 979-1218.

Very truly yours,

STONEMOR PARTNERS L.P.
CORNERSTONE FAMILY SERVICES OF WEST VIRGINIA SUBSIDIARY, INC.

By:	/s/ Jeffrey DiGiovanni
Jeffrey DiGiovanni
Senior Vice President and Chief Financial Officer

cc:	Duane Morris LLP